Exhibit 1K-6.i

Development Agreement #6

This Agreement will replace and include any unpaid amounts from Development Agreements #2-5 between the Sustainable Economies Law Center (The Law Center) and East Bay Permanent Real Estate Cooperative (EB PREC).

The Law Center agrees to pay EB PREC $450,000.00 by January 13, 2025. The Law Center also agrees to receive and hold additional funds as a fiscal sponsor for EB PREC, which EB PREC may periodically invoice the Law Center for if and when such funds are reasonably necessary for the continuation of the below-described work. As of October 2024, the Law Center is holding $4,260,336 for the purposes of developing EB PREC.

EB PREC agrees to use all funds received to do the following work, which advances the charitable and educational purposes of the Law Center:

●	Pilot and share learnings about the innovative 7th Street cooperative economic development project. This may include: acquisition, predevelopment, development, and managing properties along the 7th St. corridor, like Esther’s Orbit Room, and associated organizations and businesses (like Orbit Properties LLC); regranting to incubate partner organizations who align with our charitable purposes and are part of our cultural and economic programing along the corridor; hosting and facilitating community events and engagement along the corridor; partnering and collaborating with other businesses along the corridor like Mandela Grocery Cooperative and the Black Music Incubator Project, both informally, and/or through forming a merchants’ association; developing our own studies and project proposals for vacant or underutilized space along the corridor; and other related initiatives, all through the lens of revitalizing the local and Black economic and cultural vitality along what was once a thriving Black cultural and business district.
○	Continue development of the 7th Street Thrives implementation plan; in partnership with Bay Area LISC, and potentially help incubate a long-term stewardship organization for 7th St.

●	Community Engagement & Educational work: EB PREC integrates public education throughout its work, from live-streaming project updates and details, to hosting workshops and webinars about property management, financial analysis, to training residential communities in cooperative ownership, and more. Projects related to our community engagement & educational work include:
○	Build capacity of Resident Owners and other community members to co-steward and live together on EB PREC properties in collaboration with property manager(s) through trainings, engagements, and workdays.
○	Co-create and facilitate educational plans for Residents to engage in cooperative decision-making, policies and procedures.

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○	Develop and launch popular education, social media, online ed training, workshops, and customized trainings for “Owner Groups” and residents.
○	Update EB PREC’s resident ownership documents to be more templatized and easily used and shared across EB PREC and partner projects.
○	Co-create and implement community engagement strategy, especially in neighborhoods surrounding EB PREC properties.
○	Plan and host Annual Member Meeting in collaboration with the Board.
○	Facilitate collective decision making among members utilizing the Cooperative proposal process, and facilitate feedback on projects and initiatives, liaising between members and staff as needed.
○	Facilitate participatory exercises for visioning, consensus building and skill sharing among members at meetings and workshops.
○	Encourage membership engagement through volunteer opportunities at events, workdays, and collaboration groups.
●	Community Organizing and Field Building: EB PREC mobilizes community and resources in many ways. On the ground, EB PREC organizes BIPOC residents in low income communities to join the cooperative as Members, to analyze and make offers on properties, to build out their visions and values, and to form Owner Groups within the cooperative and bring proposals to the community. EB PREC also educates and mobilizes philanthropists, nonprofits, and foundations in support of EB PREC’s mission by engaging in 1-1 conversations, webinars, conferences, and otherwise. EB PREC engages deeply with other organizations through coalitions organized to pursue charitable purposes for the community, like the Oakland & Berkeley TOPA coalitions, People’s Land and Housing Alliance, California Social Housing Coalition, New Economy Coalition, the Right to the City Alliance, and Regional Tenant Organizing Network.
○	Black Economics Salon: In 2019, EB PREC launched the Black Economics Salon, a 6-month learning cohort bringing together 60 Oakland-based Black Arts & Small business practitioners. Through 12 community-led business planning sessions, a visionary strategy for a BART-accessible Black led cooperative cultural hub along West Oakland’s historic 7th Street Corridor was born. In July 2023, EB PREC relaunched a series of arts and business engagements with potential operators and collectives to operate mission-aligned businesses out of the commercial spaces within the Esther's Orbit Room Cultural Revival Project, including initial talks with a health food based restaurant, local coffee roaster and cafe, art stage and performance venue and local artist gallery.

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●	Mutual Aid, Incubation, and Resource Sharing

EB PREC is modeling what mutual aid looks like, seeding Black-led arts & culture spin off projects, reigniting a commercial corridor and local financial ecosystem. Below are the frontline grassroots groups EB PREC is supporting with technical assistance, strategic guidance and capacity building:

Sogorea Te Land Trust (STLT): Incubation support for upcoming land stewardship project

○	EB PREC is supporting a new land stewardship project in El Sobrante that would rematriate 79 acres of land for indigenous stewardship, with EB PREC as a technical assistance provider to STLT.

Emerald Earth Sanctuary: Founding & incubation support

○	EB PREC’s ED, Noni Session, has been supporting this Black land sovereignty project since the final quarter of 2023, helping facilitate the transfer of 189 acres of historic, Mendocino forest land to Black Stewards. Noni has been moving the needle on the project from vision to structured organization, applying incubation lessons from our own strategies 5 years ago in 2018 when we founded EB PREC.

Earth Weave Collective Tiny Home Village: Incubation support

○	EB PREC’s New Projects Director, Shira Shaham, is taking the lead on supporting the launch of Earth Weave Collectives’ tiny home village vision in Oakland, CA. Support includes guidance on incorporation, land justice easement document creation, and project management support with site visits and remote technical assistance sessions.

BlacSpace Cooperative (BSC): Founding & incubation support

○	EB PREC has been supporting BSC since its inception in 2020. Noni Session supports BSC on everything from creating Bylaws to fundraising to strategic communications, to community real estate learning sessions to organizational governance for this Black centered arts and culture organization.

7th Street Thrives: Founding & incubation support

○	EB PREC has been the founding partner of the 7th Street Thrives partnership with Bay Area LISC for the past 2 years and continue to provide strategic guidance and advising support for the incubation and creation of a 7th Street Merchants Association and a burgeoning CDC to support development without displacement on West Oakland’s historic 7th St. Corridor.

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Just Transition Integrated Capital Fund (JTIC): Founding & ongoing implementation

○	EB PREC’s Investment & Fundraising Director, Annie McShiras, sits on the design and Governing Body for this new democratically managed non-extractive loan and investment Fund, designed to support Just Transition projects led by grassroots frontline BIPOC-led organizations across the country.
○	Advisory work has included Fund design and development; co-authoring a first-of-its-kind Just Transition IPS; creating founding documents, loan agreements, Bylaws and policies and procedures; and participatory governance best practices.

●	General Operations: Many of the grants are for unrestricted general operating support for EB PREC. EB PREC staff time and overhead in the pursuit of our shared charitable purposes are acceptable uses of these funds.

●	Other projects: As EB PREC develops projects and engages its membership, other projects may emerge that continue to advance the charitable and educational purposes of the Law Center, and the mission of EB PREC, like new acquisitions and construction to create and preserve affordability, advocacy to assist communities in building their own sustainable sources of food, water, housing, energy, jobs, and other aspects of thriving communities. EB PREC and the Law Center will meet at least quarterly and reassess what goals and projects will best advance this work.

Making direct expenditures to support this work: Rather than pay all funds to EB PREC, EB PREC and the Law Center may together decide that the Law Center should make direct expenditures in furtherance of the work, rather than pay EB PREC all funds. This might include paying the salary and benefits of Law Center employee Noni Session who works to support EB PREC’s development, under the fiscal sponsee, Collective Action and Land Liberation Institute.

Changing the use of funds: As a 501(c)(3) bound to serving charitable purposes, the Law Center retains the discretion to change the use of funds to ensure they are used for charitable purposes. If the Law Center anticipates changing the use of funds, it will give EB PREC as much notice as reasonably possible, and both parties will participate in up to 2 conversations or mediations if requested by the other party, with the goal of finding a resolution that adheres as closely as possible to the original plan described above. The Law Center recognizes that a unilateral decision to change the use of funds could harm the community and undermine EB PREC’s good work, given the substantial effort and planning that has gone into the above work, so far. Thus, any decision to change the use of funds can only be made by the Law Center after notice and attempts to problem-solve, and after determining that there is no less disruptive ways to mitigate potential harms to the Law Center and its other fiscal sponsees from legal and financial liability arising from threats to the charitable purpose.

Sharing Progress Updates: The Law Center is obligated to monitor EB PREC activities enough to ensure the funds go toward work advancing charitable purposes. EB PREC will share periodic updates with the Law Center in regular meetings. EB PREC also agrees to either make public on its website details about its progress toward the above, or provide the Law Center with a report detailing such progress upon request. On the website or in the report, EB PREC will share its lessons learned, challenges, and successes, as such information will aid other communities in replicating the model.

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Grant reports and tracking: EB PREC shall track all reporting deadlines and grant purpose and time restrictions, and draft all reports required by funders who are supporting this work, including: Chan Zuckerberg Initiative, Impact Assets, Surdna, Kresge, Hirsch, Hellman, COCP, Kresge Foundation, Hewlett Foundation, Tao Rising, CCI, Kataly, San Francisco Foundation, and others.

Tracking of funding for maximum transparency and coordination going forward:

As the Law Center continues to receive funding for EB PREC, the Law Center will separately track income in a spreadsheet accessible to EB PREC. The Law Center will account for such income in its bookkeeping and will provide EB PREC-related financial statements on request, usually available one month after the close of a month. This will allow EB PREC to best manage and forecast its financial situation as informed by partnerships with the Law Center.

Managing undisbursed funds: EB PREC agrees that the Law Center may invest a portion of those funds into low-risk and mission-aligned institutions and/or financial products. Before making any such investments, the Law Center will consult EB PREC and EB PREC must agree to any investment decision. Any interest earned on invested funds will go to the Law Center. The Law Center will make its best effort to ensure that EB PREC’s liquidity needs are met by only investing funds that both parties reasonably believe will not be needed within 6-12 months of investment. However, should EB PREC request any invested funds sooner, EB PREC will pay any early withdrawal penalties. When EB PREC consents to each investment of funds held on their behalf, they also agree to accept any risks associated with that investment, such as the potential loss of funds not covered by NCUA or FDIC insurance.

Amending this agreement: This agreement may be amended by agreement of both parties.

The above is agreed to on behalf of EB PREC by:

/s/ Noni Session	Date:	11/15/2024
Noni Session, Executive Director

The above is agreed to on behalf of the Law Center by:

/s/ Mwende Hinojosa	Date:	11/15/2024

Mwende Hinojosa, Fiscal Sponsee Liaison & Director of Communications and Strategic Storytelling

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